UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 1-8086

                           NOTIFICATION OF LATE FILING

(Check one) [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended SEPTEMBER 30, 2006

                       __ Transition Report on Form 10-K and Form 10-KSB
                       __ Transition Report on Form 20-F
                       __ Transition Report on Form 11-K
                       __ Transition Report on Form 10-Q and Form 10-QSB
                       __ Transition Report on Form N-SAR

                  For the Transition Period Ended:_____________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:   General DataComm Industries, Inc.
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Former Name of Registrant:    N/A
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Address of Principal Executive Office (Street and Number):

6 Rubber Avenue, Naugatuck, CT 06770
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not been able to complete the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-KSB by December 29, 2006, the required filing date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William G. Henry            203            729-0271
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      (NAME)            (AREA CODE)    (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,identify report(s). [X] Yes [] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [] Yes  [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        General DataComm Industries, Inc.
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                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  December 28, 2006


By: /s/ William G. Henry
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        William G. Henry
        Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer, evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).